
APPLIANCES
ELECTRONICS
COMPUTERS
FURNITURE
RAC
Rent·A·Center.

Special Interests vs. Shareholder Interests


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May 2, 2017


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Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Engaged Capital, LLC ("Engaged Capital") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Engaged Capital, and are based on publicly available information with respect to Rent-A-Center, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Engaged Capital has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Engaged Capital and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Engaged Capital shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Engaged Capital that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Engaged Capital believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Engaged Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Engaged Capital disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.


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Contact Information

Investor Contact:

Saratoga Proxy Consulting, LLC

John Ferguson, 212-257-1311

jferguson@saratogaproxy.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani, 416-907-9365

rlalani@bayfieldstrategy.com


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Table of Contents


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Introduction to Engaged Capital and Rent-A-Center


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About Engaged Capital

Strategy

- Value investment focus
- Focused on the small-mid capitalization space ($500mm - $8bn)
- Highly concentrated, conviction indexed portfolio of 10 to 15 positions
- Typically own 1.0% to 9.9% of portfolio companies, **no control positions**
- Bring an owner's perspective to management and the board
- Long-term investors (typical investment horizon of 2 to 5 years)

Team & Experience

- Investment team previously worked at Relational Investors, a $6bn activist fund
- 40+ years experience catalyzing changes that drive value in public markets
- Engaged Capital's principals currently serve on four public company boards
- Consulting, investment banking, private equity and asset management backgrounds
- Utilize extensive network and deep research

Guiding Principles

- Hold management and boards accountable
- Represent all shareholders' interests
- Communicate honestly and with transparency
- Deliver on all of our commitments
- Leave our portfolio companies in better shape than when we invested
- Build an ownership culture inside Engaged Capital and externally with our portfolio companies

Engaged Capital has economic exposure to 10,908,097 shares[1] of RCII stock worth more than $116M[2], or nearly 21% of RCII

Notes:

1. *Engaged Capital's funds are beneficial owners of 8,983,609 shares of RCII common stock, or 16.9% of RCII*
2. *Based on the 5/1/2017 closing share price of $10.67*


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RCII Company Overview

Company Overview

- Leases brand-name household goods (furniture, appliances, electronics) on a rent-to-own ("RTO") basis
- Offers flexible lease agreements to cash-constrained consumers turned down for credit at traditional retail stores. 70% of customers are repeat customers
- Core U.S. segment: ~2,500 brick and mortar stores, grown primarily though industry consolidation
- Acceptance Now ("ANow") segment: ~1,400 manned kiosks offering RTO services in third party retailers and ~500 virtual locations
- Franchise segment: ~230 stores, or 9% of the U.S. system
- Mexico segment: 130 RTO stores in Mexico
- Holds ~1/3 market share. Largest peer is Aaron's, Inc. (NYSE: AAN)
- 21,600 employees
- Corporate headquarters in Plano, TX

2016 Revenue Mix[1]


Mexico 2%
Franchise 1%
Acceptance Now 27%
Core U.S. 70%
Smartphones 6%
Computers 8%
Furniture and accessories 34%
Appliances 21%
Consumer electronics 31%

Financial Profile


$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Revenue ($M)
$400
$350
$300
$250
$200
$150
$100
$50
$0
EBITDA ($M)
$3,094
$335
$3,158
$285
$3,278
$298
$2,963
$185
2013A
2014A
2015A
2016A
Revenue (Left)
Adj. EBITDA (Right)

Sources: Company website and presentations, SEC filings
Notes:
1. Total consolidated revenue mix by segment and rental revenue mix, respectively


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Timeline of Engaged Capital's Interactions with RCII

(share price in $)
Aug. – Nov. 2016
Began discussions with RCII mgmt., including former CEO
December 2016
CFO is terminated. Send private letter to Board suggesting pursuit of strategic alternatives
January 2017
Met with Chairman and Chair of Finance Committee. Urged exploration of strategic alternatives
Feb. – Mar. 2017
Nominated directors for the 2017 Annual Meeting. RCII challenges validity of nominations
March 2017
RCII proposed settlement offer. EC proposed counter-offer rejected by RCII
March 2017
RCII adopted poison pill. EC sought pill exemption
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
Q3 preannouncement
Q4 preannouncement
Engaged Capital 13D Filing
December 2016
Initial call with RCII Chairman
January 2017
CEO is terminated. Chairman appointed interim CEO
February 2017
Sent public letter expressing concerns with corporate governance and path to value creation
March 2017
RCII appointed lead independent director. Chairman left Finance Committee
April 2017
Interim CEO named permanent CEO
April 2017
RCII changed record date violating SEC Rule 14a-13
Jul-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17

Engaged Capital has been an investor in RCII since fall 2016 and has tried to engage in meaningful and constructive dialogue with the Board and management team

Source: Engaged Capital proxy statement, RCII SEC filings


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Executive Summary


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Why We Invested In RCII

- Unique retail/consumer finance business model misunderstood by the public market
- Competitive moat driven by merchandise portfolio and collections capabilities
- Drop in equity valuation mostly attributable to Company-specific factors
- Core U.S. business generates substantial free cash flow
- We believe there is a clear path to restoring shareholder value via:
  - An objective exploration of ALL strategic alternatives available to the Company
  - The elimination of the conflict of interest between the Board and management team
  - Providing shareholder oversight of capital allocation and capital structure
  - A reconstitution of the Board with highly-qualified, shareholder-focused directors

We believe RCII's entrenched incumbent directors are blocking the path to value creation


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RCII Has Materially Underperformed the Market and Peers Over All Relevant Periods

	Total Return Performance					
	1 yr	**2 yr**	**3 yr**	**5 yr**	**7 yr**	**10 yr**
Rent-A-Center	**(39%)**	**(76%)**	**(72%)**	**(75%)**	**(52%)**	**(66%)**
Aaron's	34%	(5%)	13%	11%	111%	80%
Russell 2000	39%	18%	27%	84%	144%	100%
S&P 1500 Specialty Retail Index	10%	9%	43%	119%	222%	154%
S&P 500	25%	18%	37%	94%	143%	100%
RCII Relative Returns vs:						
Aaron's	(73%)	(71%)	(85%)	(86%)	(163%)	(147%)
Russell 2000	(78%)	(94%)	(98%)	(159%)	(196%)	(166%)
S&P 1500 Specialty Retail Index	(49%)	(85%)	(114%)	(194%)	(274%)	(221%)
S&P 500	(64%)	(94%)	(109%)	(169%)	(195%)	(167%)

Source: FactSet data as of 1/27/2017, the day before Engaged Capital 13D filing


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RCII Has Failed to Create Value for Shareholders on a Short-Term or Long-Term Basis

1 Year – Indexed[1]

60
50
40
30
20
10
0
(10)
(20)
(30)
(40)
(50)
Jan-16 Mar-16 May-16 Jul-16 Sep-16 Nov-16 Jan-17
34%
10%
(39)%

3 Year – Indexed[1]


60
40
20
0
(20)
(40)
(60)
(80)
Jan-14
May-14
Sep-14
Jan-15
May-15
Sep-15
Jan-16
May-16
Sep-16
Jan-17
43%
13%
(72)%

5 Year – Indexed[1]


150
125
100
75
50
25
0
(25)
(50)
(75)
(100)
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
119%
11%
(75)%

10 Year – Indexed[1]


200
175
150
125
100
75
50
25
0
(25)
(50)
(75)
(100)
Jan-07
Jan-09
Jan-11
Jan-13
Jan-15
Jan-17
154%
80%
(66)%

RCII AAN S&P 1500 Specialty Retail

Source: FactSet data as of 1/27/2017, the day before Engaged Capital 13D filing

1. Indexed to 0.



RCII Underperforms its Peer Group Selected by the Board

1 Year Total Return

United Rentals	130%
Pier 1 Imports	93%
Aaron's	34%
Big Lots	33%
Western Union	20%
Fred's	(6%)
Michaels Stores	(7%)
Brinker International	(8%)
Sally Beauty	(9%)
Tractor Supply Co.	(11%)
OneMain	(18%)
H&R Block	(30%)
Rent-A-Center	(39%)
Sears H&O	(48%)

3 Year Total Return

Company	Return
Big Lots	82%
United Rentals	64%
Western Union	39%
Aaron's	13%
Tractor Supply Co.	9%
Brinker International	(3%)
OneMain	(11%)
Sally Beauty	(12%)
H&R Block	(17%)
Fred's	(19%)
Pier 1 Imports	(60%)
Rent-A-Center	(72%)
Sears H&O	(82%)

5 Year Total Return

United Rentals	234%
Tractor Supply Co.	93%
Brinker International	89%
H&R Block	56%
Big Lots	27%
Western Union	19%
Sally Beauty	17%
Aaron's	11%
Fred's	3%
Pier 1 Imports	(50%)
Rent-A-Center	(75%)

RCII ranks nearly dead last in its proxy peer group[1]

Source: FactSet data as of 1/27/2017, the day before Engaged Capital 13D filing. Peer group from 2017 RCII proxy statement
Note: 1. Excludes HGG as the company is no longer publicly traded


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The Board Has Acknowledged This Value Destruction

RCII Investor Presentation

Prior initiatives and impacts

Pricing / value proposition	• Rates, cash prices, and total payments uncompetitive • Overstocked with older used product • *EBITDA impact: ($85mm)[1]*
Shift towards "good" vs. better/best products	• Led to lower revenue-per-agreement • Liquidations • *EBITDA impact: ($70mm)[1]*
Increased mix of part-time labor	• Increased employee turnover • Decreased customer service • Increased skips and stolens • *EBITDA impact: ($35mm)[1]*
Push on quantity not quality	• Focus on deliveries at any cost • POS impacted ability to execute on account management processes • *EBITDA impact: ($65mm)[1]*

On April 10, 2017, RCII quantified the impact of its mistakes at <u>$255 million</u> of lost EBITDA

Source: RCII Investor Presentation, April 10, 2017


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Engaged Capital Has Urged the Board to Evaluate All Strategic Alternatives Before Embarking on a Public Turnaround Strategy

- Engaged Capital recommends the Board adopt a thorough process to evaluate the risk-adjusted present value of RCII's shares under all strategic alternatives:

1. Formulate and value an independent turnaround plan for the Company
2. Hire a financial advisor and initiate a comprehensive analysis of strategic alternatives, including a sale of the entire Company
3. Pursue the course of action with the highest risk-adjusted value for shareholders

- RCII has provided a three-year turnaround plan to shareholders in its recent investor presentation

- While electing to pursue an operational turnaround, the Board is steadfastly refusing to determine the value of other strategic alternatives

How can the Board be sure that management's hastily crafted, three year turnaround plan is the best risk-adjusted alternative for shareholders if ALL options have not been explored?


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This is Not "Your Average" Turnaround

- RCII shareholders have seen $1.5 billion of market value erased since January 2015 under the leadership of the current Board
- By their **own admission**, the incumbent directors approved and oversaw operational initiatives that destroyed $255 million of annual EBITDA
- The Board's "new" strategic plan will take three years to achieve
- There is little room for execution error due to operational and financial leverage
- The Board is entrenched, long-tenured and appears to defer to the Chairman and CEO Mark Speese who has presided over the above value destruction
- RCII is near breaching its debt covenants and is **presently** negotiating with its lenders
- Several key management roles are vacant (COO, permanent CFO, CMO, CHRO)

This turnaround has significant risk

Source: RCII SEC filings, RCII Investor Presentation, April 10, 2017


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A Strategic Alternatives Process Could Offer the Same or More Value Than a Turnaround

Current Price $10.67

	Low	High
Strategic Acquirer	$18	$21
Financial Sponsor	$14	$16
M&A Range	$14	$21
RCII Strategic Plan	$8	$18

$5 $10 $15 $20 $25

RCII Share Price

We believe a risky THREE-YEAR turnaround could be avoided while 50% to 100% upside is available through a successful strategic alternatives process TODAY

Source: Engaged Capital estimates. See page 58 and 67


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Directors Have Refused to Explore Strategic Alternatives Because Their Incentives Are Not Aligned with Shareholders

RCII Chairman and CEO Mark Speese is Conflicted

- Given his history with the Company and long tenure on the Board, we can only surmise Mr. Speese has an outsized influence in the boardroom
- Coming out of retirement to become permanent CEO, we believe Mr. Speese is more concerned with his personal legacy rather than maximizing shareholder value on a risk-adjusted basis
- The path that maximizes Mr. Speese's legacy (i.e. his continued leadership of the Company) may not be the optimal path for shareholders
- We believe Mr. Speese and/or the Board are failing to listen to incoming communications from all parties who may be interested in discussing strategic alternatives

RCII Independent Directors Own Very Little Stock[1]


RCII Shares Owned (000s)
1,400
1,200
1,000
800
600
400
200
0
Independent directors own less than 0.5% of RCII shares[1]
16
23
40
41
48
53
Garg
Pepper
Roberts
Gade
Jackson
Lentell

In contrast, Engaged Capital's nominees are 100% aligned with RCII's shareholder base

Source: Company proxy statement

1. *As of February 21, 2017. Insider ownership includes shares issuable pursuant to currently exercisable options and deferred stock units*


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Executive Summary

We believe the Board has failed to protect the interests of RCII shareholders for the following reasons and must be held accountable

- **The incumbent Board has repeatedly fallen short of sound corporate governance practices**
  - The Board's failed growth and operational initiatives, succession planning, oversight and capital allocation have cost shareholders over $1.5 billion in equity value[1]
- **The Board has decided to pursue a highly risky turnaround plan without exploring all options**
  - The Company has positioned Mr. Speese's return as CEO at the center of its turnaround plan, yet Mr. Speese's outsized influence on the Board and conflict of interest is the root cause of RCII's governance failures and shareholder value destruction
  - Without a properly functioning Board, the Company has refused to explore all strategic alternatives
- **RCII's corporate governance structure entrenches directors rather than protecting shareholders**
  - The incumbent directors have maintained a classified, stale board. Five of seven directors have been on the Board for over ten years while two directors, including Chairman/CEO/Co-founder Mark Speese, have been on the Board for over twenty years
  - Independent directors own an insignificant amount (~0.4%)[2] of RCII shares
  - The Board moved the record date without proper notice and adopted a poison pill without shareholder approval

We see the opportunity to increase shareholder value by 50% - 100%
But change is needed to capture this value creation

1. Market capitalization decline calculated from January 2, 2015 to January 27, 2017, the day before Engaged Capital 13D filing. 2. RCII 2017 proxy statement


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RCII's History of Underperformance & Governance Failures

Failed Strategy & Execution | Value Destructive Capital Allocation | Failed Corporate Governance



RCII's Financial Performance Has Languished Due to Destabilized Core U.S. Stores and Struggling Growth Segments

- RCII has suffered from strategy and execution missteps across the Company:

  - **Core U.S.** – Wide ranging, **deliberate** strategic initiatives, including changes to pricing structure, lower quality product mix, and part time store labor severely impacted results. Further impacted by new point-of-sale system and returned ANow merchandise
  - **ANow** – Return profile uncertain after uneven growth and mixed profitability
  - **Mexico** – Appears misplaced within corporate strategy after falling short of lofty expectations and never contributing to profitability
  - **Corporate expense** – Grew significantly over recent years and remains elevated

RCII Total Revenue



$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$M
$3,094
$2,963
$2,760
(3%)
CAGR
2013 - 2017E
2013A
2016A
2017E



RCII Total EBITDA



$400
$350
$300
$250
$200
$150
$100
$50
$0
$M
$335
$185
$139
(20%)
CAGR
2013 - 2017E
2013A
2016A
2017E

The Board has approved and overseen strategic decisions across the entire Company that destroyed shareholder value

Source: Company SEC filings, transcripts, RCII Investor Presentation, April 10, 2017. 2017 consensus estimates per FactSet


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Board-Approved Core U.S. Operational Initiatives Were a Departure from the Status Quo

Initiative	Impact
Pricing Moved away from traditional two-by-two pricing formula and introduced more variability	• Lengthened terms created distorted path to ownership • Fatigue from long terms led to returns and unfavorable aging idle inventory • Return on investment fell from 3.0x to 2.7x • Overstocked with older used product
Product mix "Better and best" quality of product mix decreased from 60% to 45%	• Average monthly rate down 8% • Lower revenue-per-agreement • Liquidations
Flexible labor model Reduced overtime expense by introducing part-time labor	• Nearly doubled employee turnover • Negatively impacted customer service in a relationship driven business • Increased skips and stolens
POS system Implemented internally developed POS system	• System outages caused inability to accept electronic payments • Customers who fell behind on payments returned the product, causing the rental portfolio to decline
ANow inventory Collected ANow merchandise is returned to the Core U.S. stores	• Stores must re-rent returned merchandise at higher prices, impacting sales and profitability • We believe ANow approvals increased to an unsustainable level

Source: RCII SEC filings, transcripts, RCII Investor Presentation, April 10, 2017



Under the Company's Numerous Failed Initiatives, Core U.S. EBITDA Decreased Dramatically

Core U.S. EBITDA

Year	EBITDA ($M)	EBITDA Margin
2013	$375	14.8%
2014	$322	13.3%
2015	$310	13.1%
2016	$208	10.1%

(18%) CAGR

Adjusted EBITDA ($M) axis: $150 – $450; EBITDA Margin axis: 8.0% – 15.0%

RCII Core U.S. EBITDA declined by ~$170M, or 45%, over the last three years

Source: Company SEC filings and RCII investor relations website


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All Key Performance Metrics for RCII's Core U.S. Segment Have Deteriorated

Same Store Sales

Year	Same Store Sales
2012	0.1%
2013	(6.3%)
2014	(4.0%)
2015	0.1%
2016	(9.0%)

Charge-offs Due to Customer Stolen Merchandise

Year	Charge-offs
2012	2.4%
2013	2.7%
2014	3.1%
2015	3.1%
2016	3.7%

Percent of Inventory on Rent

Year	Percent of Inventory on Rent
2011	76%
2012	76%
2013	76%
2014	69%
2015	71%
2016	69%

Several concurrent initiatives across pricing, store labor, and technology led to declining sales, elevated charge-offs, and declining inventory on rent

Source: Company SEC filings, transcripts, Percent of inventory on rent estimated by Engaged Capital


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The New POS System Was Particularly Damaging

- **In 2010**, under then-CEO Mark Speese, RCII announced it had begun to internally develop a POS system (Store Information Management System, or "SIMS") to replace its off-the-shelf solution, thus proactively deciding to become a software developer as well as a retailer
- After multi-year delays, the system was not fully implemented until 2016
- Worse, SIMS experienced wide outages and caused severe disruption to sales and profitability, culminating in negative earnings preannouncements in Q3 and Q4 of 2016. This impact was acute and will persist due to the portfolio nature of the RTO business model
- We believe the Company spent over **$85 million** on SIMS, or 20% of RCII's market value[1]


Core U.S. Same Store Sales2


Same Store Sales
4%
0%
(4%)
(8%)
(12%)
(16%)
(6.1%)
(4.7%)
(3.6%)
(0.6%)
1.0%
1.4%
(0.2%)
(2.2%)
(3.2%)
(6.7%)
(12.0%)
(13.9%)
(12.5%)
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017

The incumbent Board approved the allocation of capital for the internal development of RCII's ill-fated SIMS platform

Source: Company SEC filings, RCII Investor Presentation, April 10, 2017, RCII 2010 Investor Day transcript, November 10, 2010, company earnings transcripts

Notes:

1. *As of 1/27/2017, the day before Engaged Capital 13D filing*
2. *Shading indicates quarters management referenced operational impacts from SIMS*


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Returned Acceptance Now Inventory is a Major Contributor to the Merchandise Problem in the Stores

- Collected ANow merchandise originally purchased for retail prices is returned to the Core U.S. stores. The stores must re-rent this higher priced and arbitrary merchandise, which generates a lower rental or sale margin. **This negatively impacts the sales and profitability of RCII's Core U.S. stores**
- This collection system (via the stores) was initially a competitive advantage for RCII when the kiosk model was nascent. As ANow customer approvals increased, the system became stressed
- RCII's segment reporting creates difficulty in understanding the true economics of ANow, as renting and collecting after the merchandise is returned to the store is accounted for in the Core U.S. segment
- We also believe that certain sales expenses for ANow are accounted for in RCII's corporate segment, further obfuscating ANow's true profitability
- We are confident ANow offers differentiated value to retail partners and serves a large addressable market, but has been mismanaged

We believe RCII's quest for revenue growth has hurt the Core U.S. business, where the majority of the Company's value lies

Source: Company SEC filings and transcripts, EC proprietary research


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The Board Has Acknowledged This Value Destruction

RCII Investor Presentation

Prior initiatives and impacts

Initiative	Impacts
Pricing / value proposition	• Rates, cash prices, and total payments uncompetitive • Overstocked with older used product • *EBITDA impact: ($85mm)*[1]
Shift towards "good" vs. better/best products	• Led to lower revenue-per-agreement • Liquidations • *EBITDA impact: ($70mm)*[1]
Increased mix of part-time labor	• Increased employee turnover • Decreased customer service • Increased skips and stolens • *EBITDA impact: ($35mm)*[1]
Push on quantity not quality	• Focus on deliveries at any cost • POS impacted ability to execute on account management processes • *EBITDA impact: ($65mm)*[1]

On April 10, 2017, RCII quantified the impact of its mistakes at <u>$255 million</u> of lost EBITDA

Source: RCII Investor Presentation, April 10, 2017


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RCII's Problems Contrast with the Private RTO Industry…

Northcoast Research Private RTO Dealer Survey – Current Sales Index

Current Sales Index

Contraction/Expansion Line

Feb-11, Apr-11, Jun-11, Aug-11, Oct-11, Dec-11, Feb-12, Apr-12, Jun-12, Aug-12, Oct-12, Dec-12, Feb-13, Apr-13, Jun-13, Aug-13, Oct-13, Dec-13, Feb-14, Apr-14, Jun-14, Aug-14, Oct-14, Dec-14, Feb-15, Apr-15, Jun-15, Aug-15, Oct-15, Dec-15, Feb-16, Apr-16, Jun-16, Aug-16, Oct-16, Dec-16, Feb-17

Current Sales Index — 6 per. Mov. Avg. (Current Sales Index)

While the Board approved and oversaw initiatives that decimated the core business, a private RTO industry survey indicates a constructive environment

Source: Northcoast Research

Note: The index is a "dynamic sample of more than 50 independent rent-to-own retailers throughout the country. Levels above and below 50 indicate expansion and contraction, respectively."



…As Observed by RCII and Other Industry Participants

RCII Q4 2016 Preannouncement Call (1/18/2017)

Question: *"What's hitting the industry in terms of same-store sales impact versus, say, what's specific to you guys, which might be say potential upside for you as you think about your strategy going forward?"*

Answer: *"We know that there's industry headwinds, I don't think anyone would argue that. At the same time, other lenses that we look through…we look at our **franchise business** and their results as one example. **And it is considerably different than ours.** So there is significant opportunity, I believe that." (Mark Speese, RCII Chairman and CEO)*

Analyst Commentary

*"Meanwhile, a combination of **store closures and the POS system outages at Rent-A-Center** is providing renewed opportunities **to steal share** from the retailer." - Industry participant (Northcoast Research, 11/29/2016)*

*"Similar to what we heard over the past few months, many dealers reiterated earlier statements that they believe they are **stealing market share from Aaron's and Rent-A-Center** due to store closings over the past 18 months, stale marketing campaigns, and **poor field execution (huge emphasis on this factor), including higher associate turnover."** – Industry participant (Northcoast Research, 3/30/2017)*

*"Based on the conversations that I had at a recent buying show, I believe that **the industry is doing fairly** well overall despite the poor results out of Rent-A-Center and Aaron's." - Industry participant (Northcoast Research, 11/29/2016)*

Source: Company transcripts, sell-side research
Emphasis added to quotes


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ANow Has Grown Rapidly at the Expense of Profitability

ANow EBITDA

Revenue | EBITDA Margin

	2013	2014	2015	2016
EBITDA ($M)	$489	$645	$818	$818
EBITDA Margin	18.7%	18.0%	15.6%	13.4%

We believe RCII grew ANow, one of the large competitors in the fast growing virtual RTO space, without concern for profitability

Source: Company SEC filings and RCII investor relations website


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ANow's Long Term Growth and Margin Profile Are Unclear


ANow Same Store Sales
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
(5.0%)
30.1%
25.5%
25.8%
(0.4%)
2013
2014
2015
2016
ANow Charge-offs Due to Customer Stolen Merchandise
10.5%
9.5%
8.5%
7.5%
6.5%
5.5%
4.5%
3.5%
2.5%
1.5%
5.9%
7.8%
8.5%
10.0%
2013
2014
2015
2016

Event	Description	Status
90-day cash option	Period of high growth, low margin revenue	Corrected Reported unsustainable growth
ANow Direct	Virtual RTO solution	Growth paused in 2016
Conn's relationship	RCII's ANow relationship with Conn's cash flow negative	Exiting Other instances to come?
National accounts	Trialing ANow in two national retailers	Test phase

The only one of RCII's growth strategies to scale has a questionable return profile

Source: Company SEC filings, transcripts, Engaged Capital estimates


ENGAGED
CAPITAL

The Mexico Business is a "Zombie"

International/Mexico Cumulative Losses[1]

Year	Cumulative Losses ($M)
2011	($30)
2012	($59)
2013	($88)
2014	($108)
2015	($114)
2016	($111)

Once billed as a 1,000 store opportunity, there are now only 130 stores in Mexico
RCII has spent nearly $110 million[1] on Mexico since 2011, over 25% of RCII's market value[2]

Source: Company SEC filings, RCII investor relations website, RCII 2014 Investor Day
Notes:
1. *EBITDA losses and capital expenditures. FY 2011 figures include Canadian operations under prior segment reporting*
2. *As of 1/27/2017, the day before Engaged Capital 13D filing*


ENGAGED
CAPITAL

Corporate Expense Has Increased Sharply to Support Failed Operational and Growth Initiatives…

Corporate Expense (ex-D&A)

■ Corporate Expense ■ Margin

Year	Corporate Expense Less D&A ($M)	Margin (Percent of Total Revenue)
2012	$108	3.5%
2013	$116	3.8%
2014	$142	4.5%
2015	$139	4.2%
2016	$141	4.7%

30% growth 2012 - 2016

We believe the Company has been spending over $25 million annually on management consultants…with absolutely nothing to show for it

Source: Company presentations, filings, and transcripts


ENGAGED
CAPITAL

…While EBITDA Continues to Decline

EBITDA and Corporate Expense (ex-D&A)

$M	Total EBITDA	Corporate Expense Ex-D&A
2013	$335	$116
2014	$285	$142
2015	$298	$139
2016	$185	$141
2017E	$139	

2017E EBITDA is less than half of 2013 levels

Note: 2017E EBITDA consensus estimates per FactSet


ENGAGED
CAPITAL

RCII’s History of Underperformance & Governance Failures


Failed Strategy & Execution
Value Destructive Capital Allocation
Failed Corporate Governance


ENGAGED
CAPITAL

Board-Approved Growth Investments Have a Checkered History

- The brick and mortar RTO business is mature and generates substantial cash flow, leaving RCII ample capital for growth investments
- Unfortunately, RCII's Board approved several growth investments that have failed and as a result have been largely discontinued
- The only growth investment to scale was ANow, which has shown uneven profitability and questionable returns, while the Mexico business has failed to generate any meaningful profitability

Growth Project	Description	Status
RAC Financial Services	Loans, debit cards, check cashing, money transfer services	Discontinued
RAC Limited	RTO location inside third-party grocery stores	Discontinued
Canada	RTO stores in Canada	Majority of stores sold
Mexico	RTO stores in Mexico	Growth far below plan / Breakeven
ANow	Manned kiosk in third-party retailer	Rapid growth / Declining margins
ANow Direct	Virtual RTO solution in third-party retailer	Growth "paused" in 2016

Attention and resources have been diverted away from the Core U.S. business

Source: RCII SEC filings, transcripts


ENGAGED
CAPITAL

The Board's Capital Allocation Decisions Have Been Value Destructive

Share Repurchases

- RCII has been an aggressive acquirer of its own stock at prices far above today's levels
- RCII completed a $200 million (**>45% of the Company's market value[1]**) accelerated share repurchase in 2013 at **$37 per share**
- Since 2010, $528 million (**>120% of the Company's market value[1]**) of shareholder capital has been spent on share repurchases at an average price of **$31 per share**

Dividend

- RCII took a $1.2 billion impairment charge in the Core U.S. segment at the end of 2015 which forced the Board to **reduce the annual dividend from $0.96 per share to $0.32 per share**, or by 67%

Capital Allocation Restrictions

- RCII's flexibility under its credit agreement to repurchase shares or senior notes, which trade at a discount to par, is restricted
- RCII has again approached the boundaries of certain debt covenants despite reducing total debt by $234 million in 2016. Liquidity under the revolving credit facility is currently limited and RCII is in negotiations with its lenders

The incumbent Board has overseen a value destructive capital allocation strategy

Source: Company SEC filings, Engaged Capital estimates
Notes: 1. As of 1/27/2017, the day before Engaged Capital 13D filing


ENGAGED
CAPITAL

Share Repurchases Since 2010 Exceed Today's Market Capitalization

RCII Share Price

$48
$44
$40
$36
$32
$28
$24
$20
$16
$12
$8
$4
$0

Dec 09 | Aug 10 | Mar 11 | Nov 11 | Jun 12 | Feb 13 | Sep 13 | May 14 | Dec 14 | Aug 15 | Mar 16 | Oct 16

$85M repurchased
at $24/share

$164M repurchased
at $28/share

$279M repurchased
at $36/share

Share price[1]: $8.01
Market value: $426

More than $528 million of shareholder capital has been spent on share repurchases since 2010 ($31 avg. price) generating a (74%) loss[1]

Source: FactSet, public filings, Engaged Capital estimates
Note: 1. As of 1/27/2017, the day before Engaged Capital 13D filing


ENGAGED
CAPITAL

RCII Has Managed its Balance Sheet Aggressively

LTM Net Debt / EBITDA (FYE 2010 - 2016)

2010	2011	2012	2013	2014	2015	2016
1.6x	1.7x	1.6x	2.6x	3.5x	3.0x	3.4x

Y-axis: 0.0x, 0.5x, 1.0x, 1.5x, 2.0x, 2.5x, 3.0x, 3.5x, 4.0x

While RTO cash flows permit a levered capital structure, RCII's use of debt has created risk

Source: FactSet


ENGAGED
CAPITAL

RCII Has Traded at a Persistent Valuation Discount to AAN Due to Failed Strategy and Poor Capital Allocation

EV / NTM EBITDA

RCII
AAN
EV / NTM EBITDA
10.0x
9.5x
9.0x
8.5x
8.0x
7.5x
7.0x
6.5x
6.0x
5.5x
5.0x
4.5x
4.0x
3.5x
Jan 14
Apr 14
Jul 14
Oct 14
Jan 15
Apr 15
Jul 15
Oct 15
Jan 16
Apr 16
Jul 16
Oct 16
Jan 17
Apr 17
Engaged Capital 13D Filing

Source: FactSet


ENGAGED
CAPITAL

RCII’s History of Underperformance & Governance Failures


Failed Strategy &
Execution

Value Destructive Capital Allocation

Failed Corporate Governance


ENGAGED
CAPITAL

We Believe RCII's Gross Underperformance is the Result of Failed Governance

Failed Strategy / Capital Allocation

Failed Succession Planning

Failed Oversight

Conflicts of Interest in the Boardroom

Contested Election


ENGAGED
CAPITAL

RCII's Failed Governance Began With Strategy Missteps and Was Accentuated By Poor Succession Planning

*"And with that, I would like to now introduce **<u>the man that I've entrusted to go get the next $1 billion</u>**, the new CEO of Rent-A-Center, please welcome Robert Davis."*

– Mark Speese, 2014 RCII Investor Day, 2/12/2014

- Succession planning is one of the most important duties of a board of directors
- The appointment of Robert Davis, RCII's long-time CFO, as CEO in early 2014 was the outcome of a three year succession planning initiative
- As CEO-designate, Mr. Davis appeared to lack store operations experience in an industry that relies heavily on attracting and retaining top store manager talent
- To our knowledge, the Board did not run an external CEO search
- We believe the long-term personal relationship between Mr. Speese and Mr. Davis was a motivating factor behind Mr. Davis' appointment as CEO <u>AND</u> the Board's reluctance to make a change prior to our involvement

All three of the directors we are seeking to replace helped develop the Company's failed strategy and appointed the prior management team to execute it

Source: RCII SEC filings


ENGAGED
CAPITAL

The Board Failed to Provide Proper Oversight

- The Board failed to take decisive action despite accumulating execution issues and negative **long term** trends, such as the doubling of employee turnover and changing product mix amid sliding results
- SIMS delays and impacts were surely a mainstay issue in the boardroom
- By the time the Board changed leadership, investors lost over 50% of their investment over three years

Employee Turnover and Product Mix (RCII Investor Presentation)

Monthly employee turnover (annualized)

	Jan	Feb	March	April	May	Jun	Jul	August	Sep	Oct	Nov	Dec
2015	50%	55%	56%	59%	61%	61%	63%	65%	68%	70%	70%	71%
2016	81%	90%	94%	99%	103%	106%	106%	109%	109%	108%	106%	104%
2017	76%	76%										

FLEX Rollout (May/Jun); Stabilization Rollout (August/Sep)

Historical, current and future optimized idle mix

	Good	Better	Best
2011	34%	32%	34%
2016	55%	22%	23%
2018	35%	30%	35%

~65%

Coincidentally, CEO change occurred shortly after Engaged Capital's December 7, 2016 letter to the Board

Source: Company SEC filings, transcripts. RCII Investor Presentation, April 10, 2017


ENGAGED
CAPITAL

The Board's Failed Strategy, Succession Planning, And Oversight Led to Drastic Declines in Return on Invested Capital

RCII HOLT CFROI


CFROI
Discount Rate
20.0%
15.0%
10.0%
5.0%
0.0%
15.6%
15.6%
14.5%
12.8%
11.5%
12.3%
11.0%
8.4%
6.8%
7.0%
3.5%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

AAN HOLT CFROI


CFROI
Discount Rate
20.0%
15.0%
10.0%
5.0%
0.0%
10.2%
9.2%
9.8%
10.9%
9.7%
9.8%
10.1%
9.8%
9.8%
9.7%
10.1%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

RCII's declining return on capital started well before the Robert Davis era

Source: Credit Suisse HOLT
Notes: CFROI is an approximation of the economic return, or an estimate of the average real internal rate of return, earned by a firm on the portfolio of projects that constitute its operating assets


ENGAGED
CAPITAL

Engaged Capital Provided Suggestions to the Board to Restore Shareholder Value, Which Have Been Rebuffed

Engaged Capital felt leadership, strategy, and governance changes were needed to improve valuation

Engaged Capital Suggestions	Board Actions
▪ **Management Change** – Operating performance and industry checks indicated RCII shareholders would benefit from CEO change	▪ **Management Change** – **The CEO was terminated five weeks after he terminated his CFO** – Suggests the Board acted reactively – **Combined Chairman/CEO role**
▪ **Initiate a Strategic Review Process** – Understand all strategic alternatives given poor shareholder returns before embarking solely on a long term operational turnaround	▪ **Initiate a Strategic Review Process** – **Despite keeping open lines of communication, it became evident the Board was disinterested in understanding the value of any strategic alternatives other than an internal fix** – **Announced a three-year turnaround plan**
▪ **Nominate Directors** – Add independent directors with meaningful RTO, transaction, and corporate governance expertise – Proposed settlement offer that included board declassification in accordance with corporate governance best practices	▪ **Nominate Directors** – **Challenged validity of all Engaged Capital nominees** – **RCII's settlement offer did not involve a strategic review process (public or private) or Board declassification** – **Implemented a poison pill without shareholder approval**

We believe the Board's actions do not indicate a willingness to act in the best interest of shareholders

Source: SEC filings


ENGAGED
CAPITAL

When it Comes to Evaluating Strategic Options at RCII, Apparently Ignorance is Bliss



Is this any way to govern a company?


ENGAGED
CAPITAL

In Desperation, the Board has Resorted to Telling Lies in the Company's Most Recent Investor Presentation

Rent-A-Center Has the Right Board and Governance Structure In Place to Drive Long-term Value Creation for All Stockholders

- **Rent-A-Center's Board is diverse, experienced and committed to acting in the best interests of the Company and all stockholders**
  - The majority of Board members are independent and come with strong retail, finance, marketing, technology, strategic planning and C-suite expertise critical to Rent-A-Center's business
- **The Board is committed to a stable capital allocation policy that balances and prioritizes investments in long-term growth initiatives, the reduction of debt and steady return of capital to stockholders**
  - The Board has approved the pursuit of a debt capital structure solution that will provide the Company with improved flexibility and sufficient liquidity to support strategic initiatives



- **Rent-A-Center's Board will continue to evaluate all opportunities to enhance stockholder value and is committed to pursuing the right course of action for all stockholders**



This is FALSE
RCII's Board has refused to evaluate opportunities to transact the business

Source: RCII Investor Presentation, April 10, 2017


ENGAGED
CAPITAL

We Believe Mr. Speese is Conflicted

- Given his history with the Company and long tenure on the Board, we can only surmise Mr. Speese has an outsized influence in the boardroom
- Look no further than language in RCII's recent investor presentation:
  - *"Mark Speese is Again Committed to Making RAC Successful"*
  - *"Mark and the Board Took Swift Actions…"*
- Coming out of retirement to become permanent CEO, we believe Mr. Speese is more concerned with his personal legacy rather than maximizing shareholder value
- The path that maximizes Mr. Speese's legacy may not be the optimal path that maximizes value for shareholders
- We believe Mr. Speese and/or the Board are failing to listen to incoming communications from all parties who may be interested in discussing strategic alternatives

We believe the Board's unwillingness to evaluate strategic alternatives is simple…don't ask questions if you don't want answers

Source: RCII Investor Presentation, April 10, 2017


ENGAGED
CAPITAL

RCII's Governance Structure Has Allowed Mr. Speese and the Incumbent Directors to Entrench Themselves

- Classified board with three year terms
- Recently recombined Chairman/CEO roles
- No special meetings may be called by shareholders
- Written consent requires unanimous shareholder support
- Supermajority 80% vote required to amend certain charter provisions
- Five of seven directors, including ALL THREE up for election in June, have served on the Board for over ten years

RCII's corporate governance structure falls short of many Institutional Shareholder Services best practices

Source: RCII SEC filings



The Board Has Used Corporate Machinery as an Entrenchment Tactic

Changing the Record Date Without Proper Notice

- RCII revealed on April 24th that it changed the record date for the annual meeting from April 10th to **April 24th**
- Given the significant short interest in the stock (>40%), we believe the Board's goal is to intentionally disenfranchise stockholders who may have re-loaned stock since the original April 10th record date
- As evidence, the Board **admits to violating SEC Rule 14a-13(a)(3) in its proxy statement**[1]

Who may vote?

Stockholders of record as of the close of business on April 24, 2017, the record date for the Annual Meeting, may vote at the meeting. Each share of common stock entitles the holder to one vote per share. As of April 24, 2017, there were 53,196,843 shares of our common stock outstanding.

SEC Rule 14a-13(a)(3) requires that companies give 20 business days' advance notice of the record date to brokers, dealers, voting trustees, banks, associations and other entities that exercise fiduciary powers in nominee names or otherwise (collectively referred to as "nominee holders"). On April 20, 2017, the Company's proxy solicitor gave the notifications required by Rule 14a-13(a). The Company's notices were sent fewer than 20 business days prior to the record date, which did not comply with Rule 14a-13(a)(3), although the Company has confirmed that all of the nominee holders were notified of the record date prior to the record date. Since the purpose of Rule 14a-13(a) is to ensure that nominee holders are provided sufficient notice to permit timely distribution of proxy or other meeting materials to all beneficial owners of shares held through nominee holders, the Company believes that this purpose has been satisfied notwithstanding the shortened notice period.

Source: RCII SEC filings and press releases

Notes: 1. RCII 2017 proxy statement, p. 4


ENGAGED
CAPITAL

The Board Has Used Corporate Machinery as an Entrenchment Tactic (cont.)

Poison Pill

- On March 28, 2017, RCII announced adoption of a poison pill preventing stockholders from acquiring 15% or more of the Company
- The poison pill covers derivative securities in its definition of beneficial ownership, appearing to target Engaged Capital, which has a 3.6% economic interest in RCII outside its voting securities
- Despite Engaged Capital communicating that it would not participate in a take-private transaction, RCII has refused to respond to Engaged Capital's request for an exemption from the pill

Attempts to Impede or Disqualify Engaged Capital's Nominees

- RCII challenged the validity of Engaged Capital's nominees by claiming they must consent to being named in the Company's proxy statement, which could serve to manipulate the vote
- It was not until Engaged Capital brought legal action in Delaware that RCII reversed course
- In addition, RCII challenged Engaged Capital nominees Mitchell E. Fadel and William K. Butler on multiple grounds

We believe the Board has egregiously used RCII's corporate machinery in multiple attempts to manipulate the vote at the 2017 Annual Meeting

Source: RCII SEC filings and press releases


ENGAGED
CAPITAL

Evaluation of Management's Turnaround Plan


ENGAGED
CAPITAL

Can We Take a Mulligan?

- We believe the Company's turnaround plan largely consists of a "do over" of the previous strategic plan designed by the same directors we seek to replace
- The turnaround plan assumes RCII can return to 2015 EBITDA levels over time by improving Core U.S. stores, **but this will take three years to achieve**
- Management offers little in the way of detailed assumptions behind the EBITDA contribution of individual initiatives
- While we agree RCII's fair value is significantly higher than current levels, the Company's plan highlights the risk of a public market turnaround
  - We question the validity of the total EBITDA opportunity from management's outlined corrective actions which seek to more than double EBITDA from 2017 consensus estimates
  - The plan is fraught with risk due to operational and financial leverage
  - Investors must wait three years before determining whether the plan is successful

Unlike in golf, shareholders NEVER get a mulligan

Note: See appendix



RCII Shareholders Have Seen This Movie Before

RCII 2017 Investor Presentation

Pillar #1: Strengthen the Core	Pillar #2: Optimize and Grow Acceptance Now	Pillar #3: Embrace Technology and Channel Expansion
• Enhance value proposition and facilitate ownership • Optimize product mix • Stabilize and upgrade the workforce • Improve account management • Drive efficiencies in-store • Optimize footprint	• Enhance value proposition and facilitate ownership • Optimize partner relationships • Centralize account management • Grow ANow unstaffed solutions • Enhance decision engine	• Leverage technology investments • Build digital capabilities to support omni-channel platform • Expand ANow to new channels, customers and products

Three Tiered Growth Strategy

Int'l	Ensure long-ter[m] growth by ad[apt]ing our model to serve c[on]sumers in [Me]xico and beyond
Acceptance NOW	Leverage co[mp]etitive a[dv]antages to capitalize on s[ho]rt and medium-term [g]rowth opportunities
Core U.S.	Optimize and grow a maturing business

RAC is developin[g] a portfolio of digital ca[pa]bilities aimed at serving customers where [th]ey shop

Global View of the Customer: Virtual AcceptanceNOW; RAC E-Commerce; Brick & Mortar

Advanced Data Management Capabilities:

Business Processes: Customer Acceptance; Agreement Creation; Payment Collection; Relationship Management

Back Office Systems and Customer Data

RCII 2014 Investor Day

Source: RCII 2017 Investor Presentation, April 10, 2017 and RCII 2014 Investor Day, February 12, 2014


ENGAGED
CAPITAL

RCII's Plan is to Turn the Business Around Over Three Years

■ EBITDA ($M) ■ Margin

	2013A	2014A	2015A	2016A	2017E	2018E	2019E
EBITDA ($M)	$335	$285	$298	$185	$139	$227	$299
EBITDA Margin	10.8%	9.0%	9.1%	6.3%	5.0%	8.0%	10.0%

EBITDA ($M): $0, $50, $100, $150, $200, $250, $300, $350, $400

EBITDA Margin: 0.0%, 2.0%, 4.0%, 6.0%, 8.0%, 10.0%, 12.0%

We would characterize management's turnaround plan as "conveniently aggressive"

Notes: Engaged Capital estimate of RCII turnaround plan. 2017E EBITDA consensus estimates per FactSet. See appendix for details


ENGAGED
CAPITAL

We Question the Viability of the Turnaround Plan

RCII Investor Presentation

Pricing / value proposition	• Reestablished 2x2 matrix as foundational pricing strategy • Most terms reduced by 30% • Encourage ownership • ***EBITDA opportunity: ~$65mm***[2]
Refocus on "better/best" products	• Targeting 65% of inventory mix vs. 45% currently • Higher ticket and improved economics • ***EBITDA opportunity: ~$40mm***[2]
Increased full time labor mix	• Some part-time labor is being replaced by full-time labor • Intensified focus on coworker development and talent improvement • ***EBITDA opportunity: ~$20mm***[2]
Improve account management	• Improved POS system • Focus on fundamentals of relationship / account management • Incentivization / accountability • ***EBITDA opportunity: ~$35mm***[2]

Reduced term requires higher rate to keep margins unchanged, all else equal

Management's 40% ownership rate target is a step change relative to the current rate of 25%[1]

"The goal of a 40% keep rate is unlikely… as the weekly pay customer has not shown the ability historically"[2]

Over $100M (>60%) of total EBITDA opportunity is tied to the pricing and product mix initiatives, which are interrelated. The turnaround is at risk if these specific initiatives do not meet expectations

While adding back full time labor is necessary, this adds **up to $25M[3] of annual fixed labor cost** ahead of full sales recovery. It is unclear how this translates into **$20M EBITDA growth**

Management offers little in the way of detailed assumptions behind the EBITDA contribution of individual initiatives

The corrective actions are sweeping, concurrent operational changes that are only roughly quantified and require significant time to determine if they are successful

Sources: 1. RCII investor presentation, April 10, 2017. 2. Stifel Nicolaus, 4/12/2017. 3. RCII estimated $20M-$25M of annual labor savings from flexible labor model


ENGAGED
CAPITAL

Industry Analysts Are Skeptical Too…

*"RCII put numbers behind its goals although the poor recent performance and obvious reasons for putting these goals out will no doubt result in **serious questions as to the viability of these targets**."*

"Rent-A-Center's resurrection of the 2X2 pricing model assumes the weekly rate or payment increases as much as 5-10%. This action alone in our view would reduce, not increase the keep rate as a higher weekly payment amount makes it more difficult to go to term…Raising pricing would in our view hurt traffic even further but it is possible that the increased margin results would serve as some offset."

***"The goal of a 40% keep rate is unlikely to be achieved in our view as the weekly pay customer has not shown the ability historically to make weekly payments for 104 weeks on a two year agreement with that kind of consistency**."*

"The shortening of term length should everything being equal increase keep rates, but the rate has to be increased to maintain the economics of the transaction which serves as an offset."

"After the Great Recession caused ASP erosion for both RCII and AAN, we have seen resistance from consumers to gravitate to the better goods."

***"More full time labor should improve store morale and should improve execution, but there is a clear immediate increase in labor costs.** It is hard to assess the $20 million increased EBITDA goal of better customer relations as the actual improvement in contracts written and collected has to be materially higher than $20 million given the increased labor costs."*

-- Stifel Nicolaus, April 12, 2017

"*Despite management unveiling a well-thought-out strategic plan and financial projections that are well above our estimate and consensus expectations, we are **maintaining our current outlook until we see more evidence that the numbers outlined in the company's presentation are achievable, especially given the string of operational missteps in recent years.***" (Northcoast Research, 4/11/2017)

"*We believe the company's new strategic plan sounds good on paper, but are **unwilling to give management 'the benefit of the doubt' given Rent-A-Center's long history of execution issues**.*" (Loop Capital Markets, 4/10/2017)

Source: Sell-side research
Emphasis added


ENGAGED
CAPITAL

The Plan Presents a Wide Range of Outcomes At Various Levels Of Success

RCII Strategic Plan Sensitivity

% EBITDA Opportunity Realized	--	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%
'18-'19 Annual EBITDA Impact ($M)	$0	$16	$32	$48	$64	$80	$96	$112	$128	$144	$160
2019E EBITDA ($M)	$139	$155	$171	$187	$203	$219	$235	$251	$267	$283	$299

Given the aggressive nature of management's plan, we believe 30% to 70% of forecasted EBITDA improvement is a fair risk adjustment

RCII Stock Price Present Value

Percent of EBITDA Opportunity Realized

EV/EBITDA Multiple		--	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%
	5.00x	$ 2.68	$ 4.02	$ 5.35	$ 6.69	$ 8.03	$ 9.37	$ 10.70	$ 12.04	$ 13.38	$ 14.72	$ 16.05
	5.25x	$ 3.24	$ 4.64	$ 6.04	$ 7.44	$ 8.85	$ 10.25	$ 11.65	$ 13.05	$ 14.45	$ 15.86	$ 17.26
	5.50x	$ 3.80	$ 5.27	$ 6.73	$ 8.20	$ 9.66	$ 11.13	$ 12.60	$ 14.06	$ 15.53	$ 17.00	$ 18.46
	5.75x	$ 4.36	$ 5.89	$ 7.42	$ 8.95	$ 10.48	$ 12.01	$ 13.54	$ 15.07	$ 16.60	$ 18.14	$ 19.67
	6.00x	$ 4.92	$ 6.51	$ 8.11	$ 9.70	$ 11.30	$ 12.89	$ 14.49	$ 16.08	$ 17.68	$ 19.27	$ 20.87
	6.25x	$ 5.48	$ 7.14	$ 8.80	$ 10.46	$ 12.12	$ 13.78	$ 15.44	$ 17.09	$ 18.75	$ 20.41	$ 22.07
	6.50x	$ 6.04	$ 7.76	$ 9.49	$ 11.21	$ 12.93	$ 14.66	$ 16.38	$ 18.11	$ 19.83	$ 21.55	$ 23.28
	6.75x	$ 6.60	$ 8.39	$ 10.17	$ 11.96	$ 13.75	$ 15.54	$ 17.33	$ 19.12	$ 20.90	$ 22.69	$ 24.48
	7.00x	$ 7.16	$ 9.01	$ 10.86	$ 12.72	$ 14.57	$ 16.42	$ 18.27	$ 20.13	$ 21.98	$ 23.83	$ 25.68

We believe management's plan on a risk adjusted basis is worth between $8 and $18 per share

Notes: Engaged Capital estimates based on RCII strategic plan. See appendix for details


ENGAGED
CAPITAL

Operational and Financial Leverage Create Turnaround Risk

RCII Stock Price Present Value

Percent of EBITDA Opportunity Realized

EV/EBITDA Multiple		--	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%
	5.00x	$ 2.68	$ 4.02	$ 5.35	$ 6.69	$ 8.03	$ 9.37	$ 10.70	$ 12.04	$ 13.38	$ 14.72	$ 16.05
	5.25x	$ 3.24	$ 4.64	$ 6.04	$ 7.44	$ 8.85	$ 10.25	$ 11.65	$ 13.05	$ 14.45	$ 15.86	$ 17.26
	5.50x	$ 3.80	$ 5.27	$ 6.73	$ 8.20	$ 9.66	$ 11.13	$ 12.60	$ 14.06	$ 15.53	$ 17.00	$ 18.46
EV/EBITDA	5.75x	$ 4.36	$ 5.89	$ 7.42	$ 8.95	$ 10.48	$ 12.01	$ 13.54	$ 15.07	$ 16.60	$ 18.14	$ 19.67
Multiple	6.00x	$ 4.92	$ 6.51	$ 8.11	$ 9.70	$ 11.30	$ 12.89	$ 14.49	$ 16.08	$ 17.68	$ 19.27	$ 20.87
	6.25x	$ 5.48	$ 7.14	$ 8.80	$ 10.46	$ 12.12	$ 13.78	$ 15.44	$ 17.09	$ 18.75	$ 20.41	$ 22.07
	6.50x	$ 6.04	$ 7.76	$ 9.49	$ 11.21	$ 12.93	$ 14.66	$ 16.38	$ 18.11	$ 19.83	$ 21.55	$ 23.28
	6.75x	$ 6.60	$ 8.39	$ 10.17	$ 11.96	$ 13.75	$ 15.54	$ 17.33	$ 19.12	$ 20.90	$ 22.69	$ 24.48
	7.00x	$ 7.16	$ 9.01	$ 10.86	$ 12.72	$ 14.57	$ 16.42	$ 18.27	$ 20.13	$ 21.98	$ 23.83	$ 25.68

Return from Current Price

Percent of EBITDA Opportunity Realized

EV/EBITDA Multiple		--	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%
	5.00x	(75%)	(62%)	(50%)	(37%)	(25%)	(12%)	0%	13%	25%	38%	50%
	5.25x	(70%)	(57%)	(43%)	(30%)	(17%)	(4%)	9%	22%	35%	49%	62%
	5.50x	(64%)	(51%)	(37%)	(23%)	(9%)	4%	18%	32%	46%	59%	73%
EV/EBITDA	5.75x	(59%)	(45%)	(30%)	(16%)	(2%)	13%	27%	41%	56%	70%	84%
Multiple	6.00x	(54%)	(39%)	(24%)	(9%)	6%	21%	36%	51%	66%	81%	96%
	6.25x	(49%)	(33%)	(18%)	(2%)	14%	29%	45%	60%	76%	91%	107%
	6.50x	(43%)	(27%)	(11%)	5%	21%	37%	54%	70%	86%	102%	118%
	6.75x	(38%)	(21%)	(5%)	12%	29%	46%	62%	79%	96%	113%	129%
	7.00x	(33%)	(16%)	2%	19%	37%	54%	71%	89%	106%	123%	141%

We see material downside if the turnaround plan falters and multiples compress

Notes: Engaged Capital estimates based on RCII strategic plan. See appendix for details


ENGAGED
CAPITAL

Who Will Execute this Three-Year Turnaround Plan?

- Mr. Speese has retired as an executive of RCII **twice** – first, in 1999 and then again in 2014
- Since retiring as CEO in 2014, Mr. Speese oversaw a **50% decline**[1] in shareholder value as Chairman
- Mr. Speese was appointed interim CEO on January 9, 2017 and referenced the search for a permanent CEO as recently as the Company's February 14th earnings call:

"While we will not provide interim updates on the search until the progress is complete, what I can say is that the search will be thorough and that the board is committed to hiring the best suited candidates."[2]

- On April 10, 2017 the Board laid out a three-year turnaround plan apparently to be executed by Mr. Speese, who was concurrently named RCII's permanent CEO
- We are left to wonder, what happened between February 14th and April 10th to change Mr. Speese's future plans?
- Further, if as described in RCII's recent investor presentation, *"**Mark Speese is Again Committed to Making RAC Successful**,"* why did he lack this commitment as Chairman?

Can shareholders trust Mr. Speese to remain CEO for the next three years?

Source: Company SEC filings, RCII Investor Presentation, April 10, 2017
Notes:
1. From Mr. Speese's effective retirement date in 2014 until interim CEO appointment in 2017
2. Quotation of Mark Speese, RCII Q4 2016 earnings transcript


ENGAGED
CAPITAL

Engaged Capital’s Proposal


ENGAGED
CAPITAL

Engaged Capital Has Urged the Board to Evaluate All Strategic Alternatives Before Embarking on a Public Turnaround Strategy

- Engaged Capital recommends the Board adopt a thorough process to evaluate the risk-adjusted present value of RCII's shares under all strategic alternatives:

  1. Formulate and value an independent turnaround plan for the Company
  2. Hire a financial advisor and initiate a comprehensive analysis of strategic alternatives, including a sale of the entire Company
  3. Pursue the course of action with the highest risk-adjusted value for shareholders

- RCII has provided a three-year turnaround plan to shareholders in its recent investor presentation

- While electing to pursue an operational turnaround, the Board is steadfastly refusing to determine the value of other strategic alternatives

How can the Board be sure that management's hastily crafted, three year turnaround plan is the best risk-adjusted alternative for shareholders if ALL options have not been explored?


ENGAGED
CAPITAL

Why Explore Strategic Alternatives?

Improved Valuation and Operations

- The RTO industry straddles both retail and consumer finance and therefore is generally misunderstood by the market
- The RTO business model offers slow growth but high cash flows, especially during periods of contraction
- Wall Street pressure to grow revenues has caused distraction from the core business (e.g. ANow)
- <u>50% of the RTO industry is privately-held</u>
- <u>Deal synergies alone would likely surpass the forecasted EBITDA improvement from management's turnaround plan</u>

There Have Been M&A Rumblings in the RTO Industry

- There has been previous private equity interest in the RTO industry due to the defensible nature of the business and the significant cash flow generating abilities of RTO assets
- In 2014, a private equity firm made a public offer to acquire AAN and we believe multiple private equity firms may have been interested
- **As has been reported, RCII made multiple attempts to acquire AAN during this period, which were rebuffed**
- **We believe <u>this same RCII Board</u> determined a combination with AAN would yield significant synergies and have the ability to clear antitrust hurdles**
- **In addition to public and private RTO peers, companies that cater to a similar customer base could also be potential acquirers**

Source: "Aaron's spurns Rent-A-Center takeover approaches" (Reuters 4/28/2015), AAN SEC filings, Northcoast Research


ENGAGED
CAPITAL

Strategic Alternatives Process – Strategic Acquirer

- We estimate that a large strategic acquirer could realize **$300 million in synergies**

	RCII	Synergies	% of Combined Revenue
Corporate Expense	$141	$100	1.6%
Merchandise Procurement	633	100	1.6%
ANow Operating Expense	313	75	1.2%
Advertising Expense	91	25	0.4%
Total ($M)	$1,177	$300	4.9%

- Areas of significant potential synergy **not quantified**:
  - Merge/franchise store base and/or sell excess stores
  - Virtual RTO revenue synergies
  - Virtual RTO inventory management
- Additionally, we believe RCII corporate-owned headquarters could be monetized for $30 million[1]

A strategic acquirer would drive operational improvements AND realize synergies

Source: Company SEC filings, Engaged Capital estimates

Notes: 1. RCII 2006 10K. The estimated total building costs of RCII's company-owned headquarters were expected to be $30 to $32 million and the land purchase price was $5 million


ENGAGED
CAPITAL

Strategic Acquirer Example Synergies

Deal Synergies vs. RCII Plan EBITDA Growth

EBITDA ($M)	Corporate Expense	Merchandise Procurement	ANow Operating Expense	Advertising Expense	Total Synergies	RCII Plan EBITDA Growth
Value	$100	$100	$75	$25	$300	$160

Y-axis: $0, $50, $100, $150, $200, $250, $300, $350

Deal synergies could greatly exceed RCII's turnaround plan EBITDA growth

Source: Company SEC filings, RCII Investor Presentation, April 10, 2017, Engaged Capital estimates


ENGAGED
CAPITAL

Strategic Alternatives Process – Financial Sponsor

- A private or heavily franchised owner has a greater ability to streamline operations outside the view of the public markets (e.g. rationalize store base)
- A financial acquirer could improve profitability significantly by reducing corporate expense (e.g. consulting fees, growth investments, public company costs)
- Entities with a “platform” acquisition strategy could realize synergies with complimentary assets
- Further, a financial buyer would have optionality with RCII’s portfolio of assets and could use the proceeds to reduce financial leverage
  - Fully or partially refranchise the U.S. store base (accompanied by further corporate expense reduction)
  - Sell or franchise the Mexico business
  - Sell ANow to a strategic acquirer
- We assume a financial sponsor could realize ~40% of the synergies realized by a strategic acquirer
- Potentially monetize RCII corporate-owned headquarters for $30 million

50% of the RTO industry is privately held

Note: See appendix
Source: Northcoast Research


ENGAGED
CAPITAL

Transaction Valuation Range With Example Synergies

- A transaction can result in valuations well above the low end and above the high end of RCII's turnaround plan at modest pro-forma multiples
- We see limited downside risk from running a strategic alternatives process and significant risk mitigation should the turnaround plan stall or miss expectations

Pro Forma Transaction EV/EBITDA Multiple

		Deal Synergies										
		100	**125**	**150**	**175**	**200**	**225**	**250**	**275**	**300**	**325**	**350**
Purchase Price	**$12.00**	5.0x	4.6x	4.2x	3.8x	3.5x	3.3x	3.1x	2.9x	2.7x	2.6x	2.5x
	$13.00	5.3x	4.8x	4.3x	4.0x	3.7x	3.5x	3.2x	3.0x	2.9x	2.7x	2.6x
	$14.00	5.5x	5.0x	4.5x	4.2x	3.9x	3.6x	3.4x	3.2x	3.0x	2.8x	2.7x
	$15.00	5.7x	5.2x	4.7x	4.3x	4.0x	3.7x	3.5x	3.3x	3.1x	2.9x	2.8x
	$16.00	5.9x	5.4x	4.9x	4.5x	4.2x	3.9x	3.6x	3.4x	3.2x	3.1x	2.9x
	$17.00	6.1x	5.6x	5.1x	4.7x	4.3x	4.0x	3.8x	3.5x	3.3x	3.2x	3.0x
	$18.00	6.4x	5.8x	5.3x	4.8x	4.5x	4.2x	3.9x	3.7x	3.5x	3.3x	3.1x
	$19.00	6.6x	6.0x	5.5x	5.0x	4.6x	4.3x	4.1x	3.8x	3.6x	3.4x	3.2x
	$20.00	6.8x	6.2x	5.6x	5.2x	4.8x	4.5x	4.2x	3.9x	3.7x	3.5x	3.3x
	$21.00	7.0x	6.4x	5.8x	5.4x	5.0x	4.6x	4.3x	4.1x	3.8x	3.6x	3.4x
	$22.00	7.3x	6.6x	6.0x	5.5x	5.1x	4.8x	4.5x	4.2x	4.0x	3.7x	3.5x

Sponsor Strategic

We believe a transaction would eliminate downside risk and could provide a higher price than a relatively successful execution of management's plan

Note: Transaction multiple post realization of synergies and $30 million sale of headquarters building. Base EBITDA is 2017E EBITDA consensus estimates per FactSet


ENGAGED
CAPITAL

RCII's Capital Structure Allows Both an Acquirer And Shareholders To Realize Significant Value

Example Transaction Range

Offer Price	Current Price	Equity Premium	Transaction Enterprise Value	EV Premium
$15.00	$10.67	41%	1,394	20%
$16.00	$10.67	50%	1,447	24%
$17.00	$10.67	59%	1,500	29%
$18.00	$10.67	69%	1,553	34%
$19.00	$10.67	78%	1,606	38%
$20.00	$10.67	87%	1,660	43%
$21.00	$10.67	97%	1,713	47%
$22.00	$10.67	106%	1,766	52%

We believe RCII's capital structure allows for a relatively large premium to equity value for a modest premium to enterprise value

Notes: Engaged Capital estimates based on RCII market value and enterprise value on 5/1/2017


ENGAGED
CAPITAL

This is Not “Your Average” Turnaround

- RCII shareholders have seen $1.5 billion of market value erased since January 2015 under the leadership of the current Board
- By their **own admission**, the incumbent directors approved and oversaw operational initiatives that destroyed $255 million of annual EBITDA
- The Board’s “new” strategic plan will take three years to achieve
- There is little room for execution error due to operational and financial leverage
- The Board is entrenched, long-tenured and appears to defer to the Chairman and CEO Mark Speese who has presided over the above value destruction
- RCII is near breaching its debt covenants and is **presently** negotiating with its lenders
- Several key management roles are vacant (COO, permanent CFO, CMO, CHRO)

This turnaround has significant risk

Source: RCII SEC filings, RCII Investor Presentation, April 10, 2017


ENGAGED
CAPITAL

A Strategic Alternatives Process Could Offer the Same or More Value Than a Turnaround

Current Price $10.67

	Low	High
Strategic Acquirer	$18	$21
Financial Sponsor	$14	$16
M&A Range	$14	$21
RCII Strategic Plan	$8	$18

$5 $10 $15 $20 $25

RCII Share Price

We believe a risky THREE-YEAR turnaround could be avoided while 50% to 100% upside is available through a successful strategic alternatives process TODAY

Source: Engaged Capital estimates. See page 58 and 67


ENGAGED
CAPITAL

Reactions from the Investment Community

Shareholders

"__We strongly urge the Board to immediately commence a process to review all strategic alternatives including a sale of the entire Company.__

The key point to consider is simply whether existing shareholders can receive a greater risk-adjusted return by selling the Company to a buyer who is willing to pay for a high percentage of that available value today. We believe it is the Board's duty to explore the availability of this scenario now.

***If the Board continues to resist a process to review strategic alternatives now, Marcato plans to vote for Engaged's director nominees at the upcoming annual meeting**."*

(Marcato Capital Management, RCII Shareholder, 4/10/2017)

Sell-side Analysts

*"Based on the comments from the interim CEO on the call and in his response letter to Engaged Capital, it would appear the company is **solely focused on trying to turn the business around**, a process that we have already opined on that is **difficult and takes time**." (Stifel Nicolaus, 2/14/2017)*

*"…poor recent performance and obvious reasons for putting these [strategic plan] goals out will no doubt result in **serious questions as to the viability of these targets**." (Stifel Nicolaus, 4/12/2017)*

*"We think an updated or expanded Board of Directors **is a positive regardless if it leads to a sale**. (Northcoast Research, 3/31/2017)*

Source: Sell-side research, press releases
Emphasis added


ENGAGED
CAPITAL

Engaged Capital is Advocating for the Highest Risk-Adjusted Alternative

- RCII contends that Engaged Capital is self-serving and not advocating a path of value creation which would benefit all shareholders…nothing could be further from the truth
- Engaged Capital's communications from the outset pressed the Board to understand <u>all options available</u> before embarking on a risky multi-year turnaround plan
- Engaged Capital would not advocate for a strategic review process in isolation
- Engaged Capital would not support selling the Company at a valuation it believes to be below fair value
- Only two of Engaged Capital's over 60 investments since 2012 have resulted in a contested election prior to RCII

As RCII's largest shareholder, Engaged Capital and its highly qualified nominees are committed to creating shareholder value by exploring all options available, including a public market turnaround


ENGAGED
CAPITAL

It is Time to Hold the RCII Board Accountable


ENGAGED
CAPITAL

RCII Has Materially Underperformed the Market and Peers Over All Relevant Periods

	Total Return Performance					
	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr
Rent-A-Center	**(39%)**	**(76%)**	**(72%)**	**(75%)**	**(52%)**	**(66%)**
Aaron's	34%	(5%)	13%	11%	111%	80%
Russell 2000	39%	18%	27%	84%	144%	100%
S&P 1500 Specialty Retail Index	10%	9%	43%	119%	222%	154%
S&P 500	25%	18%	37%	94%	143%	100%
RCII Relative Returns vs:						
Aaron's	(73%)	(71%)	(85%)	(86%)	(163%)	(147%)
Russell 2000	(78%)	(94%)	(98%)	(159%)	(196%)	(166%)
S&P 1500 Specialty Retail Index	(49%)	(85%)	(114%)	(194%)	(274%)	(221%)
S&P 500	(64%)	(94%)	(109%)	(169%)	(195%)	(167%)

All three of the incumbent directors we are seeking to replace have presided over this entire period of value destruction

Source: FactSet data as of 1/27/2017, the day before Engaged Capital 13D filing


ENGAGED
CAPITAL

Mr. Speese and the Board are Long-Tenured

Tenure of Incumbent Directors

Rishi Garg
Steven L. Pepper
Jeffery M. Jackson
Leonard H. Roberts
Michael J. Gade
J.V. Lentell
Mark E. Speese
Five of seven incumbent directors have served for at least ten years
Two directors, including Mr. Speese, have served for over twenty years
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
Standing for election at 2017 Annual Meeting

Source: Company proxy filings


ENGAGED
CAPITAL

Members of the Board's Finance Committee Are Up For Election

- The challenges across RCII's businesses began with strategic errors by the incumbent Board. This was foreshadowed at the 2010 Investor Day:

*"So one may ask, well, why you guys want to take on more things right now that can potentially distract you from that core business. Right now, you're number one in your sector. Number two in your sector is a distant second from you and **you really dominate RTO in the U.S. So why take on risk of doing more things?**" - Former RCII Executive, RCII 2010 Investor Day, 11/10/2010*

- These errors were compounded by poor decisions on capital structure and capital allocation. We believe the Finance Committee of the Board is particularly culpable:

*"The Finance Committee assists the Board in fulfilling its responsibilities by reviewing and advising the Board with respect to the **financial policies, capital structure and operating plans** that support our mission, values and **critical growth initiatives**." (RCII 2017 Proxy Statement)*

All directors up for election have served on the Finance Committee since its inception in 2014[1]

Source: Company SEC filings, RCII Investor Presentation, April 10, 2017
1. Mr. Speese was a member of the Finance Committee since its inception in 2014 until March 2017



ENGAGED
CAPITAL

In Contrast to the Independent Directors, Engaged Capital Owns a Significant Percentage of RCII's Shares

- With an average tenure of 10+ years, independent directors own only ~0.4% of RCII shares[1]
- Engaged Capital owns ~7x as many shares as all of RCII directors combined[2]
- Despite each serving on the Board for over **ten years**, Messrs. Roberts and Jackson own **less than 50,000 shares each**

RCII Shares Owned (000s)[1] – RCII Independent Directors



1,400
1,200
1,000
800
600
400
200
0
Standing for election at
2017 Annual Meeting
16
23
40
41
48
53
Garg
Pepper
Roberts
Gade
Jackson
Lentell

If the Board is so confident in its strategy for RCII, why do independent directors own such a small amount of stock?

Source: Company proxy statement

1. *As of February 21, 2017. Insider ownership includes shares issuable pursuant to currently exercisable options and deferred stock units*
2. *Includes shares held through swap agreement*


ENGAGED
CAPITAL

We Seek to Replace Directors Responsible for Failed Strategy, Failed Succession Planning and Failed Oversight



Mark E. Speese



Leonard H. Roberts



Jeffrey M. Jackson

	Mark E. Speese	Leonard H. Roberts	Jeffrey M. Jackson
Current / Previous Experience	▪ Chairman of Rent-A-Center since 2001 and director since 1990 ▪ CEO of Rent-A-Center from 2001 to 2014, recently named CEO again ▪ Co-founder of Rent-A-Center	▪ Director at J.C. Penney Company since 2002 ▪ Former Chairman and CEO of RadioShack from 1998 to 2005 ▪ Former Chairman and CEO of Shoney's from 1990 to 1993 ▪ Former CEO of Arby's from 1984 to 1990	▪ Managing Director of Thayer Ventures ▪ Former EVP and CFO of Sabre Holdings from 1998 to 2009 ▪ Former director of Travelocity.com and Getty Images
RCII Board Tenure	× 27 years	× 10 years	× 10 years
RTO Experience	✓ Yes	× No	× No
Co-Founder	× Yes	No	No
Finance Committee	× Yes[1]	× Yes	× Yes

Shareholders must hold Messrs. Speese, Roberts, and Jackson accountable this June, otherwise we will have no means to remove these directors again until 2020

Source: Company proxy filings, Engaged Capital analysis

Notes: 1. Mr. Speese was a member of the Finance Committee since its inception in 2014 until March 2017


ENGAGED
CAPITAL

The Time for Change is Now


ENGAGED
CAPITAL

Engaged Capital's Plan: Reconstitute the Board







	Jeffrey J. Brown	Mitchell E. Fadel	Christopher Hetrick
Current / Previous Experience	▪ CEO and founding member of Brown Equity Partners, LLC ▪ Founding partner and primary deal originator of the venture capital and private equity firm Forrest Binkley and Brown from 1993 to 2007 ▪ Has served on over 40 boards of directors ▪ Lead director at Medifast (NYSE: MED) ▪ Former director at Outerwall (formerly NASDAQ: OUTR)	▪ President - U.S Pawn at EZCORP (NASDAQ: EZPW) from 2015 to 2016 ▪ President/COO from 2000 to 2015 and Director from 2000 to 2013 at RCII ▪ Former President and CEO of RCII subsidiary ColorTyme from 1992 to 2000 ▪ 32 years of RTO experience	▪ Director of Research at Engaged Capital ▪ Senior Consumer Analyst at Relational Investors from 2002 to 2012 ▪ 15 years of buyside experience

Our Nominees Have the Experience Necessary to Create Value at RCII

✓ **Expertise in operations, financial management, and M&A transactions in consumer and technology companies**

✓ **Significant executive experience in RTO**

✓ **Incentives aligned with RCII shareholders**


ENGAGED
CAPITAL

Full Biographies

Mr. Brown's extensive transactional and corporate governance expertise will be valuable assets to the Board



- Jeffrey J. Brown is the Chief Executive Officer and founding member of Brown Equity Partners, LLC ("BEP"), which provides capital to management teams and companies needing equity capital. Prior to founding BEP in 2007, Mr. Brown served as a founding partner and primary deal originator of the venture capital and private equity firm Forrest Binkley & Brown ("FBB") from 1993 to 2007.
- In his 30 years in the investment business, Mr. Brown has been on over 40 boards of directors, including service on 8 public companies. Since June 2015, Mr. Brown has served as the Lead Director of Medifast, Inc. (NYSE:MED), a nutrition and weight loss company, where he also serves as a member of each of the Audit and Mergers & Acquisitions Committees. From April 2016 until the completion of its sale in September 2016, Mr. Brown served as a director of Outerwall Inc. (formerly NASDAQ:OUTR), a provider of retail products and services to consumers via self-service interactive kiosks.
- From February 2014 until May 2016, Mr. Brown served as a director of RCS Capital Corporation (n/k/a Aretec Group, Inc.), an investment firm. From 2011 until 2015, Mr. Brown served as a director of Midatech Pharma PLC (LSE:MTPH), a nano-medicine company. From 2012 until 2014, Mr. Brown served as a director of Nordion, Inc. (NYSE:NDZ), a health science company. From 2009 until 2011, Mr. Brown served as a director of Steadfast Income REIT, Inc., a real estate investment trust.
- In the course of his career, Mr. Brown has also worked at Hughes Aircraft Company, Morgan Stanley & Company, Security Pacific Capital Corporation and Bank of America Corporation.


ENGAGED
CAPITAL

Full Biographies

Mr. Fadel will bring industry-leading, independent RTO operational insight to the Board



- Mitchell E. Fadel is currently self-employed after most recently serving as President – U.S. Pawn for EZCORP. Inc. (NASDAQ:EZPW), a leading provider of pawn loans in the United States and Mexico, from September 2015 to December 2016.
- Prior to his experience at EZPW, Mr. Fadel served as RCII's President (beginning in July 2000) and Chief Operating Officer (beginning in December 2002) each until August 2015, where he also served as a director from December 2000 to November 2013. From 1992 until 2000, Mr. Fadel served as President and Chief Executive Officer of RCII's subsidiary ColorTyme, Inc., the largest all franchise rent-to-own brand in the country. Mr. Fadel's professional experience with RCII also includes previously serving as a Regional Director and a District Manager.


ENGAGED
CAPITAL

Full Biographies

Mr. Hetrick is a Principal at Engaged Capital, RCII's largest shareholder



- Christopher B. Hetrick has been the Director of Research at Engaged Capital, a California based investment firm and registered advisor with the U.S. Securities and Exchange Commission focused on investing in small and mid-cap North American equities, since September 2012.
- Prior to joining Engaged Capital, Mr. Hetrick worked at Relational Investors LLC ("Relational"), a $6 billion activist equity fund, from January 2002 to August 2012. Mr. Hetrick began his career with Relational as an associate analyst. He eventually became the firm's senior consumer analyst overseeing over $1 billion in consumer sector investments. Prior to his work heading up the consumer research team, Mr. Hetrick was a generalist covering major investments in the technology, financial, automotive and food sectors.


ENGAGED
CAPITAL

Engaged Capital's Plan: Initiate a Strategic Alternatives Process

50% to 100% potential upside for shareholders with limited downside[1]

- Evaluate all strategic alternatives available, including a sale of the entire Company
- Evaluate if a successful transaction can generate the same or greater upside as RCII's turnaround plan while mitigating downside risk for investors
- Once a thorough process is completed, choose the highest risk-adjusted outcome for shareholders
- Ensure all strategic decisions are made with the shareholder's interests being paramount

Note: 1. See page 70


ENGAGED
CAPITAL

Engaged Capital’s Plan: Improve Corporate Governance

Drive shareholder value through governance

- Engaged Capital’s corporate governance prescriptions include:
  - Separate Chairman/CEO roles
  - Declassify the Board for the 2018 Annual Meeting to hold all directors accountable
  - Implement a CEO succession plan
  - Remove the poison pill


ENGAGED
CAPITAL

Engaged Capital's Plan:
Implement Capital Allocation Best Practices

Advise on prudent capital structure and capital allocation

- Immediately bring significant banking and capital structure expertise to the Board's discussions and negotiations with lenders regarding the Company's capital structure alternatives
- Advise on sustainable policies for leverage, dividend, and share repurchases
- Bring significant RTO experience into the boardroom to opine on the validity of management forecasts before making capital allocation decisions


ENGAGED
CAPITAL

Engaged Capital's Plan: Corporate Strategy

Bring a shareholder mentality to strategy development

- Bring extensive RTO industry experience and a large shareholder presence to a currently stale and poorly-aligned Board
- Ensure all operational plans approved by the Board are made to maximize return on capital and not simply to pursue revenue growth
- Provide effective oversight of management's strategic execution


ENGAGED
CAPITAL

Contact Information

Investor Contact:

Saratoga Proxy Consulting, LLC

John Ferguson, 212-257-1311

jferguson@saratogaproxy.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani, 416-907-9365

rlalani@bayfieldstrategy.com


ENGAGED
CAPITAL

Appendix


ENGAGED
CAPITAL

Estimate of RCII Turnaround Plan (100% Realized)

	2013A	2014A	2015A	2016A	2017E	2018E	2019E
Revenue ($M)	**3,094**	**3,158**	**3,278**	**2,963**	**2,760**	**2,843**	**2,985**
Growth	*0.4%*	*2.1%*	*3.8%*	*(9.6%)*	*(6.9%)*	*3.0%*	*5.0%*
EBITDA ($M)	**335**	**285**	**298**	**185**	**139**	**227**	**299**
Margin	*10.8%*	*9.0%*	*9.1%*	*6.3%*	*5.0%*	*8.0%*	*10.0%*
Net Income ($M)	129	104	107	41	12	69	114
Diluted Shares (M)	55	53	53	53	53	53	54
EPS	**$2.33**	**$1.96**	**$2.03**	**$0.77**	**$0.23**	**$1.30**	**$2.14**
Free Cash Flow ($M)					**50**	**80**	**120**
Cash ($M)	42	46	60	95	75	155	275
Debt ($M)	916	1,043	968	724	653	653	653
Net Debt ($M)	874	997	908	629	578	498	378

Source: RCII SEC filings, RCII Investor Presentation, April 10, 2017, RCII investor website, Engaged Capital estimates
Note: Assumes consensus estimates for 2017E revenue and EBITDA per FactSet


ENGAGED
CAPITAL

Valuation of RCII Turnaround Plan

2019E EV/EBITDA Valuation (30% Realized)

2019E EBITDA	**187**
Multiple	**5.5x**
Enterprise Value	**1,029**
Net Debt	520
Equity	509
Shares	53
Price	$9.61
Present Value	**$8.20**
Current	$10.67
Upside	*(23.2%)*

2019E EV/EBITDA Valuation (70% Realized)

2019E EBITDA	**251**
Multiple	**6.5x**
Enterprise Value	**1,633**
Net Debt	508
Equity	1,125
Shares	53
Price	$21.23
Present Value	**$18.11**
Current	$10.67
Upside	*69.7%*

Source: RCII Investor Presentation, April 10, 2017, Engaged Capital estimates. Assumes discount rate of 10%